FAIRFAX  News Release
TSX Stock Symbol:  (FFH and FFH.U)

TORONTO, ONTARIO, November 21, 2011

FAIRFAX ANNOUNCES ACQUISITION OF ADDITIONAL COMMON SHARES OF MEGA BRANDS INC.

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announced today that it has acquired, through its subsidiaries, 500,000 common shares of MEGA Brands Inc. (“MEGA Brands”) bringing its total holdings in MEGA Brands to 3,381,000 common shares or approximately 20.7% of the total common shares outstanding.  The common shares were purchased through the facilities of the Toronto Stock Exchange for investment purposes pursuant to the normal course purchase exemption of applicable Canadian securities laws.  Fairfax continually reviews its investment alternatives and may purchase additional common shares of MEGA Brands from time to time in accordance with applicable laws.

Fairfax also owns or controls, in the investment portfolios of its insurance subsidiaries, 56,408,000 common share purchase warrants of Mega Brands, exercisable for an additional 2,820,400 common shares.  Assuming the exercise of all such warrants by Fairfax and no exercise of warrants by any other warrant holders, Fairfax would own or control, in the investment portfolios of its insurance subsidiaries, 6,201,400 common shares representing approximately 32.3% of the total common shares outstanding.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:          John Varnell, Chief Financial Officer, at (416) 367-4941

             Media Contact
             Paul Rivett, Chief Legal Officer, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946